Exhibit 12

PPG INDUSTRIES, INC. AND CONSOLIDATED SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions)

	Year Ended December 31
	2011	2010	2009	2008	2007
Earnings:
Earnings before income taxes and net earnings in equity affiliates	$1,539	$1,247	$620	$904	$1,282
Plus:
Fixed charges exclusive of capitalized interest	292	266	273	343	156
Amortization of capitalized interest	7	7	7	7	7
Adjustments for equity affiliates	19	6	11	18	21

Total	$1,857	$1,525	$911	$1,271	$1,466

Fixed Charges:
Interest expense incl amortization of debt discount/premium and debt expense	$210	$189	$193	$254	$93
Rentals - portion representative of interest	82	77	80	89	63

Fixed charges exclusive of capitalized interest	292	266	273	343	156
Capitalized interest	9	7	9	8	11

Total	$301	$273	$282	$351	$167

Ratio of earnings to fixed charges	6.2	5.6	3.2	3.6	8.8

The financial information of all prior periods has been reclassified to reflect discontinued operations.